

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Boulevard
Culver City, California 90230

      Re: Snail, Inc.
          Registration Statement on Form S-1
          Filed May 8, 2025
          File No. 333-287057

Dear Heidy Chow:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin at 202-551-3574 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Patrick J. Egan